Exhibit 12.1

Ratio of Earnings to Fixed Charges	Fiscal Year Ended
	December 3, 2016	November 28, 2015	November 29, 2014	November 30, 2013	December 1, 2012
Ratio of Earnings to Fixed Charges:
(dollars in thousands)
Earnings:
+ Pre Tax Income from Continuing Operations Before Adjustment for Income of Loss from Equity Investees	167,425	138,345	79,312	127,544	89,548
+ Fixed charges	31,964	28,962	26,813	24,856	23,279
+ Amortization of capitalized interest	520	513	377	281	273
+ Distributed income from equity investees	3,692	2,865	2,330	12,939	4,783
- Interest Capitalized	(752)	(136)	(2,725)	(1,921)	(151)
- Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(329)	(520)	(483)	(528)	(320)

Total Earnings:	202,520	170,029	105,624	163,171	117,412

Fixed Charges:
+ Interest expensed and capitalized	28,111	25,157	22,469	21,041	19,944
+ An estimate of the interest within rental expense	3,853	3,805	4,344	3,815	3,335

Total Fixed Charges:	31,964	28,962	26,813	24,856	23,279

Ratio of Earnings to Fixed Charges (1)	6.3	5.9	3.9	6.6	5.0

(1)	The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, “earnings” consist of income from continuing operations before taxes plus fixed charges, plus amortization of capitalized interest (estimated using 20-year average amortization), plus distributed income from equity investments, less capitalized interest, less noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges. “Fixed charges” consist of interest expensed (includes amortized premiums, discounts and capitalized expenses related to indebtedness) and interest capitalized, and interest included in rental expense on operating leases (estimated at 30% of lease expense).